P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

February 14, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR

RE:	Transamerica Series Trust (the “Trust”)

(File Nos. 033-00507; 811-04419)

Ladies and Gentlemen:

We are filing today, through the EDGAR system on behalf of the Trust, Post-Effective Amendment No. 122 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed under paragraph (a)(2) of Rule 485 under the Securities Act of 1933 (the “Securities Act”), as amended, for review and comment by the staff of the U.S. Securities and Exchange Commission. Pursuant to Rule 485(a)(2), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective May 1, 2013. No fees are required in connection with this filing.

The Amendment relates to a sub-adviser, principal investment strategy and risk disclosure changes for Transamerica Torray Concentrated Growth VP, an existing series of the Trust.

The combined Statement of Additional Information (“SAI”) filed herewith includes all existing series of the Trust that will be included in the post-effective amendment to the Trust’s registration statement to be filed on or about May 1, 2014 pursuant to Rule 485(b) under the 1933 Act, for the purpose of including the financial statements of all series of the Trust and for making various other changes, none of which would render that post-effective amendment ineligible to become effective pursuant to paragraph (b) of Rule 485.

Should you have any questions or comments regarding this filing, please contact the undersigned at 727-299-1825.

Very truly yours,

/s/ T. Gregory Reymann, II

T. Gregory Reymann, II

Vice President and Assistant General Counsel

Transamerica Asset Management, Inc.